
February 11, 2013

Via E-mail
Steven P. Rasche
Senior Vice President, Finance and Accounting
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

      Re: **The Laclede Group, Inc.**
                Form 10-K for the Fiscal Year Ended September 30, 2012
                Filed November 19, 2012
                File No. 001-16681

Dear Mr. Rasche:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 15. Commitments and Contingencies, page 89

Contingencies, page 89

1. We note in 2005 an outside consultant completed an analysis of your MGP sites to determine future expenditures to remediate these sites. Please explain whether a more recent analysis has been performed and whether the range of possible future expenditures is intended to satisfy the disclosure requirements of ASC 450-20-50-4. Furthermore, so that we can better understand, please explain and support whether you have accrued environmental liabilities associated with the remediation costs. If so, please tell us your consideration for disclosing this information. We refer you to ASC 410-30-50-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc: Mary Kullman, Chief Administrative Officer